Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Country of Incorporation

Plainfield Enterprises Inc.	United States (Delaware)

Plainfield AcquisitionCo LLC	United States (Delaware)

Casino MonteLago Holding, LLC	United States (Nevada)